UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

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NEXSTAR MEDIA GROUP, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

65336K103
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Perry A. Sook
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,763,952
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,763,952
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,763,952(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 5.2%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) The reported amount reflects (i) 1,563,952 shares of Common Stock (“Common Shares”), and (ii) 200,000 Common Shares issuable in respect of 200,000 options to purchase Common Shares at $47.11 per share (“Stock Options”).

(2) Calculated based on 33,600,926 Common Shares outstanding as of December 31, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2024, as increased by 200,000 Common Shares issuable upon exercise of Stock Options held by the Reporting Person.

Item 1(a). Name of Issuer

Nexstar Media Group, Inc. (the “Issuer”)

Item 1(b). Address of the Issuer’s Principal Executive Offices

545 East John Carpenter Freeway, Suite 700

Irving, TX 75062

Item 2(a). Names of Persons Filing

This statement is filed by Perry Sook, referred to herein as the “Reporting Person.”

Item 2(b). Address of the Principal Business Office, or if none, Residence

c/o 545 East John Carpenter Freeway, Suite 700

Irving, TX 75062

Item 2(c). Citizenship

See response to Item 4 on the cover page.

Item 2(d). Title of Class of Securities

Common Stock.

Item 2(e). CUSIP Number

65336K103

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4. Ownership

(a) Amount beneficially owned:

See response to Item 9 on the cover page.

(b) Percent of Class:

See response to Item 11 on the cover page.

(c) Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii) Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii) Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv) Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

Of the 1,563,952 Common Shares, 975,956 are held directly by P Sook Ltd. of which Mr. Sook may be deemed a beneficial owner.

The filing of this statement on Schedule 13G (this “Statement”) shall not be construed as an admission that the Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2024

By:	/s/ Perry A. Sook
Name:	Perry A. Sook